Fried, Frank, Harris, Shriver & Jacobson LLP 801 17th Street, NW Washington, DC 20006 Tel: +1.202.639.7000 Fax: +1.202.639.7003 www.friedfrank.com

July 22, 2021

Via EDGAR and Email

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Janice Adeloye Office of Real Estate and Construction

Re:	Equity Commonwealth Registration Statement on Form S-4 File No. 333-257626

Dear Ms. Adeloye:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request on behalf of Equity Commonwealth (the “Company”) that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 10:00 a.m. Eastern Time on July 23, 2021, or as soon as possible thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

If you have any questions concerning this request, please contact me at (202) 639-7486.

Very truly yours,

/s/ Stuart A. Barr
Stuart A. Barr

cc:          Pam Howell